Exhibit 99.1

CureVac Advances Seasonal Flu Study to Phase 2 in Collaboration with GSK
Following Selection of Promising mRNA Vaccine Candidate with Broad Coverage

•	Phase 1 part of combined Phase 1/2 study assessed comprehensive series of flu vaccine candidates, featuring up to eight separate mRNA constructs per candidate

•	Best-performing candidate providing broad antigen coverage against WHO-recommended flu strains selected for Phase 2, following positive data from Phase 1 interim analysis

•	Dosing of first Phase 2 participant anticipated in Q4 2023; Phase 2 to include older adults and standard-of-care comparison

TÜBINGEN, Germany / BOSTON, USA – September 12, 2023 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced selection of a promising vaccine candidate for continued clinical development based on positive data from an interim analysis of the ongoing Phase 1 part of a combined Phase 1/2 study, conducted in collaboration with GSK.

The Phase 1 part compared a comprehensive series of multivalent, modified mRNA seasonal flu vaccine candidates with up to eight separate mRNA constructs per candidate, addressing all four WHO-recommended flu strains. The selected vaccine candidate will be advanced to the Phase 2 part of the study, which is expected to dose the first participant in Q4 2023 and will expand to include older adults aged 65 to 85.

“We are very pleased with the interim results from the Phase 1 part of the study, which provided a strong basis to move our clinical development forward into Phase 2,” said Dr. Myriam Mendila, Chief Development Officer of CureVac. “The power, flexibility and speed of our mRNA technology platform offers tremendous potential to overcome the current challenges associated with providing seasonally updated and highly effective influenza vaccines. We feel confident that our differentiated vaccine candidate has the potential to offer people broad protection and will advance us on the path to transforming public health.”

Vaccine candidates in the Phase 1 part of the combined Phase 1/2 study were tested at different dose levels in 270 healthy younger adults (age 18-50). Interim safety data showed no safety concerns across all tested dose levels for the multivalent candidates. Immunogenicity of all candidates was assessed in parallel with a licensed seasonal flu vaccine comparator. The humoral responses observed supported the selection of a candidate vaccine for further evaluation in Phase 2 in younger and older adults.

The CureVac-GSK infectious disease collaboration was first announced in July 2020 and focuses on the development of new products based on CureVac’s mRNA technology for different targets in the field of infectious diseases.

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About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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